For Immediate Release

Exhibit 99.1

TFI International Agrees to Acquire JHT

Market Leading Niche Asset Light Logistics and Transportation Provider Brings Proprietary Approach, Potential Synergies

Montreal, Quebec, August 7, 2023 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced it has agreed to acquire JHT Holdings, Inc. (“JHT”), a leading asset light logistics and transportation provider in North America for Class 6-8 truck manufacturers. Founded in 1933, based out of Wisconsin, JHT transports new trucks from manufacturing and final assembly plants to dealers and end customers, utilizing an asset light model that involves driving the customers’ new trucks to their destination. JHT owns and manages a large pool of patented decking equipment requiring a sophisticated reverse logistics process, and its driver capacity is provided through one of the industry’s largest networks of both company and third-party independent drivers. JHT’s terminal network comprises 25 facilities, of which 8 are owned, throughout the U.S. and Canada, with potential revenue and cost synergies with TFI International’s existing footprint. Generating annual revenues of more than US $500 million, JHT’s operating margins are consistent with TFI International’s Logistics segment. The transaction is subject to customary closing adjustments and is expected to close during the third quarter.

“We were immediately impressed by JHT’s well-run operations, its asset light approach and leadership in this differentiated niche market,” stated Alain Bédard, Chairman, President and Chief Executive Officer of TFI International. “We extend a warm welcome to CEO John Harrington and his impressive team and look forward to watching JHT thrive in the years ahead under the TFI International umbrella.”

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States and Canada through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•
Package and Courier;
•
Less-Than-Truckload;
•
Truckload;
•
Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com